ANOORAQ, ANGLO AMERICAN PLATINUM LIMITED ANNOUNCE RESTRUCTURE,
RECAPITALIZATION AND REFINANCING TRANSACTION FOR ANOORAQ AND BOKONI GROUP

February 2, 2012: Attention is drawn to the joint announcement dated February 2, 2012 in which Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) and Anglo American Platinum Limited (“Amplats”) (collectively, “the Parties”) announced that they have agreed to refinance Anooraq, restructure and recapitalize the Bokoni Platinum group of companies (“Bokoni group”) (“the transaction”).

Key highlights of the transaction for Anooraq include:

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The Parties agree to a new strategic plan for the Bokoni group resulting in the disposal of undeveloped platinum group metals (PGM1) ounces to Amplats, recapitalization and refinancing of Anooraq and the Bokoni group, together with accelerated production growth at Bokoni Platinum Mine. The new plan includes:

o

accelerating production growth at Bokoni Platinum Mine through a new ZAR2.6 billion (US$325 million) capital development programme, adding 100,000 PGM ounces per annum to the Bokoni Platinum Mine production profile by 2016, which had previously been deferred until after 2020;

o

implementing a strategic re-alignment of the Bokoni group exploration and development mineral assets, by consolidating these assets into existing mine operations at Amplats’ Twickenham and Mogalakwena mines, as well as an enlarged Bokoni Platinum Mines operation. The net effect of the strategic re-alignment is that Anooraq will dispose of its entire interest in the Boikgantsho Project and the Eastern

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1 PGM ounces refer to platinum, palladium, rhodium and gold section of the Ga-Phasha Project to Amplats for a net consideration of ZAR1.7 billion (US$213 million) and utilize these proceeds to partially reduce its debt outstanding to Amplats. Anooraq will continue to hold a 51% majority interest in the enlarged Bokoni Platinum Mine with Amplats retaining a 49% minority interest.

•	The Parties solidify a long-term strategic partnership by Amplats extending its 26% equity investment in Anooraq through to 31 December 2018.

•	The Parties agree to deleverage, recapitalize and refinance the Anooraq and Bokoni group balance sheets by:

	o	entering into an interest standstill agreement effective 1 July 2011, resulting in a ZAR300 million (US$37.5 million) interest saving for Anooraq;

o

Anooraq utilizing the proceeds of the mineral asset disposal and interest standstill agreement to reduce its debt owing to Amplats by 66% from approximately ZAR3 billion (US$375 million) to approximately ZAR1 billion (US$125 million);

	o	Anooraq consolidating all of its historical debt owing to Amplats (ZAR1 billion (US$125 million)) under one debt facility (the “Consolidated Debt Facility”);

o

Amplats extending to Anooraq an additional amount of up to ZAR1.3 billion (US$163 million) under the Consolidated Debt Facility to fund its share of growth at the Bokoni Platinum Mine operations through to 2020, with a maximum facility limit of ZAR2.3 billion (US$288 million);

o

reducing Anooraq’s cost of borrowing from 16% to a weighted average interest rate escalating from 0% to approximately 12% through to 2020, with a low interest rate during the capital intensive growth phase at Bokoni Platinum Mine through to 2016 as detailed in the indicative interest table below:

Debt balance	2012 (%)	2013 (%)	2014 (%)	2015 (%)	2016 (%)	2017 (%)	2018 (%)	2019 (%)	2020 (%)
First tranche (ZAR1 billion)	0.0	0.0	0.0	2.5	5.0	7.5	10.0	15.0	15.0
Second tranche (ZAR1 billion)	5.0	5.0	10.0	10.0	12.5	15.0	15.0	20.0	20.0
Third tranche (ZAR300 million)	15.0	15.0	15.0	15.0	20.0	20.0	20.0	25.0	25.0
Estimated weighted average interest rate (%)	0.5	1.4	4.3	6.9	9.4	10.8	11.6	15.0	15.0

	o	Anooraq not being required to issue any new equity under the financial restructure, recapitalization and refinancing plan.

•	The Parties extending their existing concentrate purchase agreement between Amplats and Bokoni Platinum Mine through to 2020 on the same terms.

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•	Amplats providing Anooraq with a working capital facility of ZAR90 million (US$11 million) to fund its corporate and administrative expenses through to 2015.

•

Amplats and Anooraq agreed on a new operating protocol for the management of the Bokoni operations, which will increase Amplats’ active involvement in areas of the operations relating to mining, processing and capital projects execution.

•	A new Managing Director, Dawid Stander, has been appointed at Bokoni Platinum Mine (refer to the Company announcement of 1 February 2012).

Commenting on the transaction, Harold Motaung, the Chief Executive of Anooraq, said, “This transaction lays the foundation for a sustainable future for Anooraq and a workable growth plan at Bokoni Platinum Mine. We have worked closely with our partners, Amplats, to put the right team and financial framework in place to facilitate a fully funded and exciting new growth phase at Bokoni Platinum Mine going forward.”

Chief Executive Officer of Amplats, Neville Nicolau, commented, “This transaction provides Amplats with access to mineral properties that provide synergies with our operations at Mogalakwena and Twickenham. The refinancing and restructuring position the Bokoni Platinum Mine for expansion into a substantial and sustainable operation.

The transaction is in line with our commitment to black economic empowerment. We seek not only to comply with the Mineral and Petroleum Resources Development Act (“MPRDA”) but also to transfer technical, mining, project execution and management skills to our joint venture partners. We believe that this is a more sustainable Black Economic Empowerment (“BEE”) model. Our mining, process and capital projects teams will become more involved in the day-to-day running of the Bokoni Platinum Mine in order to facilitate skills transfer. We recognise that the successful implementation of BEE policies in the mining industry requires commitment and cooperation between mining companies, the BEE partners and Government.”

The Department of Mineral Resources (“DMR”) said, “We are pleased that the parties have made progress with their restructure plan and look forward to them completing definitive agreements for review by the regulator. We are encouraged that the transaction supports the objectives of the MPRDA, read together with the Mining Charter and look forward to seeing both Anooraq and the Bokoni group realising their full potential as meaningful and significant participants in the South African PGM sector into the future”.

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Conference call

This transaction announcement will be followed by a conference call hosted by Anooraq and Amplats to discuss further details of the transaction at 10:00 Eastern Standard Time (“EST”) (17:00 Central African Time (“CAT”)) on Thursday, February 2, 2012. The dial-in details for the conference call are listed below. A playback will be available for three days after the call. The presentation to be used during the call will be available for downloading on the Company’s website at 09:30 EST (16:30 CAT) on Thursday, February 2, 2012.

Conference call dial-in facilities

Johannesburg, South Africa	17:00 (local time)	Toll: 011 535 3600
Toll-free: 0 800 200 648
London, United Kingdom	15:00 (local time)	Toll-free: 0 800 917 7042
New York, United States	10:00 (local time)	Toll-free: 1 800 860 2442
Toronto, Canada	10:00 (local time)	Toll-free: 1 866 605 3852
Other countries	International toll: +27 11 535 3600

Playback facility
SA and other	Code 2159#	Toll +27 11 305 2030
United Kingdom	Code 2159#	Toll-free 0 808 234 6771
United States & Canada	Code 2159#	Toll +1 412 317 0088

Queries:

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen / Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

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•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

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